Exhibit 99.10

Consent of Darcy Hirsekorn

The undersigned hereby consents to being named as a Qualified Person in the Annual Information Form for the fiscal year ended April 30, 2022 of Uranium Royalty Corp. (the “Company”) being filed as an exhibit to the Company’s Annual Report on Form 40-F for the fiscal year ended April 30, 2022 (the “Annual Report”) being filed by the Company with the United States Securities and Exchange Commission and any amendments thereto, and to the reference to the undersigned in the Annual Information Form as having reviewed and approved the technical and scientific information contained therein.

I also consent to the incorporation by reference in the Company’s Registration Statement on Form F-10 (Registration No. 333-256822), as amended, of the reference to my name and the above-mentioned information contained in the Annual Report and exhibits thereto.

/s/ Darcy Hirsekorn
Darcy Hirsekorn
Dated: July 27, 2022